SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                           MAHASKA INVESTMENT COMPANY
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    559809108
                                 (CUSIP Number)


                                  July 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule to which this Schedule is filed:

         |X|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 559809108          SCHEDULE 13G                     Page 2 of 7 Pages


1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

          Mahaska Investment Company ESOP
          I.R.S. No. 42-1291120

2.   Check the appropriate box if a member of a group

          N/A

3.   SEC Use Only


4.   Citizenship or Place of Organization

          Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   Sole Voting Power

          0

6.   Shared Voting Power

          575,950* shares   *Under the applicable ESOP documentation,
                             each participant is entitled to direct the plan as to voting shares allocated to such participant's account.

7.   Sole Dispositive Power

          575,950 shares

8.   Shared Dispositive Power

          N/A

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          575,950 shares

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                                                              Page 3 of 7 Pages

10.  Check box if the aggregate amount in Row (9) excludes certain shares

          N/A

11.  Percent of Class Represented by Amount in Row 9

          14.6%

12.  Type of Reporting Person

          EP

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                                                              Page 4 of 7 Pages

ITEM 1(a).     NAME OF ISSUER.

               Mahaska Investment Company

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

               P. O. Box 1104
               Oskaloosa, Iowa  52577

ITEM 2(a).     NAME OF PERSON FILING.

               This filing is made on behalf of Mahaska Investment Company Employee Stock Ownership Plan and Trust (ESOP).

ITEM 2(b).     ADDRESS OF THE PRINCIPAL OFFICES:

               The principal business office is Mahaska State Bank Trust Department, P. O. Box 90, Oskaloosa, Iowa 52577.

ITEM 2(c).     CITIZENSHIP.

               The Trust Agreement creating the ESOP is governed by the laws of the State of Iowa.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES.

               Common Stock.

ITEM 2(e).     CUSIP NUMBER.

               559809108

ITEM 3. IF THE STATEMENT IS BEING FILED PURSUANT TO SECTION 240.13d-1(b), CHECK WHETHER THE PERSON FILING IS A:

               An employee benefit plan.

ITEM 4.        OWNERSHIP.

         (a)   Amount Beneficially Owned:

               The ESOP has direct control of the 575,950 shares of Common Stock held for the benefit of the participating employees.

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                                                              Page 5 of 7 Pages

         (b)   Percent of Class:

               14.6%

         (c)   (i)      Sole power to vote or direct the vote:

                        0

               (ii)     Shared power to vote or direct the vote:

                        575,950

                        Under the ESOP Trust document, Mahaska State Bank ("the Trustee") is authorized in its discretion to vote directly and to vote indirectly by proxy on all matters pertaining to all securities held by the ESOP. Notwithstanding the foregoing, each participant is entitled to direct the Plan as to any Company stock considered allocated to such participant's account in accordance with IRC Section 409(e).

               (iii)    Sole power to dispose or direct the disposition of:

                        The Trustee has sole power to dispose or to direct the disposition of the 575,950 shares of Common Stock.

               (iv)     Shared power to dispose or to direct the disposition of:

                        0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               N/A

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               See item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               See items 3 and 4 above.

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                                                              Page 6 of 7 Pages

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               N/A

ITEM 9.        NOTICE OF DISSOLUTION OF A GROUP.

               N/A

ITEM 10.       CERTIFICATION.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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                                                              Page 7 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 MAHASKA STATE BANK, AS TRUSTEE


                                 /s/ Sherry Mattson

Date:  August 10, 2000           Name:   Sherry Mattson

                                 Title:  Trust Officer